PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JUNE 18, 1996)

                                 450,000 SHARES

                               [CRESCENT LOGO]

                                  COMMON STOCK

                        -------------------------------

     Crescent Real Estate Equities, Inc. (collectively with its subsidiaries, the "Company") is a fully integrated real estate company operated as a real estate investment trust. The Company offers hereby 450,000 shares of its common stock (the "Common Stock") to the several underwriters (the "Underwriters") who participated in the Company's offering of 11,500,000 shares of Common Stock which closed on October 2, 1996 (the "October Offering"). The shares of Common Stock offered hereby are being sold by the Company to the Underwriters at a price of $42.00 per share so that the Underwriters may cover a portion of their short position resulting from over-allotments in connection with the October Offering. The shares of Common Stock are listed on the New York Stock Exchange (the "NYSE") under the symbol "CEI." On October 3, 1996, the last reported sale price of the Common Stock on the NYSE was $42 3/4 per share. It is expected that delivery of the shares of Common Stock offered hereby will be made in New York, New York, on or about October 9, 1996.

     SEE "RISK FACTORS" AT PAGE 4 IN THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMPANY.

                        -------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
          OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        -------------------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                        -------------------------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 4, 1996.

     Capitalized terms used herein and not otherwise defined are as defined in the Glossary appearing elsewhere in this Prospectus Supplement.

                                  THE COMPANY

     Unless the context requires otherwise, the term "Company" as used herein includes Crescent Real Estate Equities, Inc. ("Crescent Equities"); its direct and indirect subsidiaries, including Crescent Real Estate Equities Limited Partnership (the "Operating Partnership"); Crescent Real Estate Equities, Ltd. ("CREE Ltd."), which is the general partner of the Operating Partnership; CRE Limited Partner, Inc. ("CLP, Inc."), which is a limited partner of the Operating Partnership; limited partnerships in which the Operating Partnership owns a substantial interest and whose general partners are wholly owned subsidiaries of CREE Ltd. and/or the Operating Partnership; and the other subsidiaries of the Operating Partnership.

     The Company is a fully integrated real estate company operated as a REIT, which owns a portfolio of Properties located primarily in 15 metropolitan submarkets in Texas and Colorado. The Properties include 37 Office Properties with an aggregate of approximately 10.6 million net rentable square feet, three full-service Hotel Properties with a total of 1,303 rooms and one destination health and fitness resort Hotel Property that can accommodate up to 240 guests daily, two Retail Properties with an aggregate of approximately .2 million net rentable square feet and the Residential Development Property Mortgages and non-voting common stock in the three Residential Development Corporations. In addition, the Company owns one Mortgage Note in the principal amount of $12.0 million secured by one Class A office property.

     The Company owns its assets and carries on its operations and other activities, including providing management, leasing and development services for certain of its Properties, directly through the Operating Partnership and its subsidiaries and indirectly through its investments in the Residential Development Corporations. The structure of the Company is designed to facilitate and maintain its qualification as a REIT and to permit persons contributing Properties (or interests therein) to the Company to defer some or all of the tax liability that they otherwise might incur.

     Crescent Equities was formed on February 9, 1994. Its executive offices are located at 900 Third Avenue, Suite 1800, New York, New York 10022, and its telephone number is (212) 836-4216. The executive offices of the Operating Partnership are located at 777 Main Street, Suite 2100, Fort Worth, Texas 76102, and its telephone number is (817) 877-0477.

                              RECENT DEVELOPMENTS

INCREASE IN DISTRIBUTIONS

     The Company has announced an increase in its quarterly distribution to $.61 per share beginning with the distribution for the third quarter of 1996, an increase of approximately 10.9%. Holders of shares of Common Stock purchased in this offering (the "Offering") will be entitled to receive the distribution for the third quarter of 1996 (as long as they continue to be holders on the record date for the distribution). The Board of Directors has established a record date of October 16, 1996.

COMPLETED INVESTMENTS

     The following briefly describes the Company's Property acquisitions since January 1, 1996. The information regarding the replacement costs of the Properties is based on management estimates at the times of the acquisitions.

     3333 Lee Parkway. On January 5, 1996, the Company acquired 3333 Lee Parkway, a 12-story Class A office building containing approximately 234,000 net rentable square feet and located in the Oak Lawn submarket of Dallas, Texas. Constructed in 1983, the building, including the six-level, 738-space underground parking garage, was purchased for approximately $14.5 million, approximately 46% of the Property's estimated replacement cost. As of June 30, 1996, 3333 Lee Parkway was 62% leased and had the largest block of available contiguous Class A office space in the combined Oak Lawn/Uptown submarkets. Leases of approximately 85,000 square feet of the leased

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space expire at the end of 1996 and, with this additional space, management believes that the building will be well-positioned to attract prospective tenants that are in the market for large, contiguous blocks of office space. In August 1996, the Company entered into a nonbinding agreement to lease, in stages from June 1997 through May 1998, a total of approximately 120,000 net rentable square feet at an initial full-service equivalent rental rate of $19.24 per square foot ($17.70 per square foot plus electricity), which represents an approximately 24% increase from existing average full-service rental rates of $15.50 per square foot (including expense recoveries) currently paid at the Property. Under the agreement to lease, the rental rate increases to a full-service equivalent rental rate of $21.74 ($20.20 plus electricity) by July 2006. Management anticipates that it will be able to increase the Property's cash flow further by leasing the remaining currently available space at 3333 Lee Parkway at similar rental rates.

     301 Congress Avenue. On April 18, 1996, the Company, together with Aetna Life Insurance Company ("Aetna"), formed 301 Congress Avenue, L.P., a Delaware limited partnership in which the Company and Aetna each own a 50% interest. Crescent/301, L.L.C., a Delaware limited liability company that is wholly owned by the Operating Partnership and CREE Ltd., serves as the general partner of 301 Congress Avenue, L.P. On April 18, 1996, the partnership acquired 301 Congress Avenue, a 22-story Class A office building located in the CBD submarket of Austin, Texas. The Company contributed approximately $21.6 million to the partnership, representing approximately 65% of the estimated replacement cost of the Company's interest in the Property. Built in 1986, 301 Congress Avenue is located on a 1.54-acre site, contains approximately 418,000 net rentable square feet and has an attached 841-space parking structure. With Class A office space in Austin's two principal suburban submarkets approximately 99% leased, as reported by CB Commercial, management believes that the Austin CBD submarket will become increasingly attractive to prospective tenants. As of June 30, 1996, 301 Congress Avenue was 86% leased. The Company recently entered into a lease with a new tenant for approximately 40,000 net rentable square feet beginning in February 1997. Upon commencement of this new lease, the Property will be 96% leased.

     Central Park Plaza. On June 13, 1996, the Company acquired Central Park Plaza, a Class A office building, with two 15-story towers, located in the CBD submarket of Omaha, Nebraska. Built in 1982 on a one-acre site, Central Park Plaza is the largest office building in the Omaha metropolitan area. The building contains approximately 410,000 net rentable square feet and has 20 covered parking spaces in the building and access to 700 parking spaces in an adjacent parking garage. As of June 30, 1996, the average base rental rate (adjusted to an equivalent full-service rental rate) paid at the Property was $13.31 per square foot, approximately 29% below average Class A quoted market rental rates for the Omaha CBD submarket, as reported by Compass Management and Leasing. The average quoted market rental rate does not necessarily represent the amount at which available space at the Property will be leased. Rental rates in the Omaha CBD submarket are quoted on a full-service basis. The Company purchased Central Park Plaza for approximately $25.5 million, approximately 45% of the Property's estimated replacement cost. Management believes that the rapid growth of the telecommunications industry combined with the revitalization of Omaha's CBD submarket will continue to support high occupancy rates and improving rental rates in the submarket. As of June 30, 1996, Central Park Plaza was 98% leased, with 71% leased to high-credit tenants such as First National Bank of Omaha, Acceptance Insurance Company, ConAgra, Inc. and Government Services Administration Corps of Engineers-Omaha.

     Canyon Ranch-Tucson. On July 26, 1996, the Company acquired Canyon Ranch-Tucson, an award-winning, destination health and fitness resort located on more than 50 acres at the base of the Catalina Mountains in Tucson, Arizona. Canyon Ranch-Tucson, which can accommodate 240 guests on a daily basis, features a 62,000 square foot spa complex, a 16,000 square foot life enhancement center offering structured therapy and counseling, a 12,000 square foot health and healing center with a complete staff of physicians, dietitians, psychologists and therapists, dining facilities, eight outdoor tennis courts, one indoor and three outdoor pools, massage therapists and a staff of fitness trainers. During 1995, the resort had an occupancy rate of 77%, based on a maximum occupancy of 240 guests per night, and approximately $32.0 million in revenue. Canyon Ranch-Tucson, along with its "sister" spa, Canyon Ranch-Lenox, have consistently been voted among the top U.S. spas, according to Conde Nast Traveler magazine. The Company purchased the resort for approximately $57.0 million, approximately $27.0 million of which was paid through the issuance of Units to the prior owners. The previous owners will continue to manage and operate Canyon Ranch-Tucson pursuant to a 30-year management agreement.

     On July 26, 1996, the Company also obtained an option to acquire up to 30% of a management company to be formed by the former owner of Canyon Ranch-Tucson within the next year. The management company will have all rights to develop and manage new Canyon Ranch resorts, both within the United States and internationally. In addition, the management company will have the authority to use and sublicense the Canyon Ranch name and trademarks on a worldwide basis for business opportunities. This authority includes all licensing, development and management rights associated with a new Canyon Ranch resort planned to be developed in Bali, Indonesia. The option, which the Company must first exercise on or before July 26, 1997, may be exercised in full at that time or in three separate increments for an aggregate maximum amount of $6.0 million. Management believes that, through the value associated with the Canyon Ranch name, the Company will have the opportunity to receive significant returns on its investment as Canyon Ranch expands its franchise.

     The Woodlands. On July 31, 1996, the partnership that owns the 10 Woodlands Office Properties in The Woodlands community near Houston, Texas, and in which the Company holds a 75% limited partner interest, acquired two additional one-story office buildings containing an aggregate of approximately 109,000 net rentable square feet. With this acquisition, the Company owns approximately 812,000 net rentable square feet in The Woodlands. The partnership paid approximately $11.0 million for these two Office Properties. The two buildings were constructed in 1995 and 1996, and each is currently occupied by a single tenant. As of June 30, 1996, each of the two buildings was 100% leased.

     Three Westlake Park. On August 16, 1996, the Company acquired for approximately $29.0 million the principal economic interest in Three Westlake Park through its acquisition from the lender of a mortgage note (the "Three Westlake Note"), in the principal amount of approximately $46.3 million. Prior to the Company's acquisition of the Three Westlake Note, the seller granted the borrower an extension of the maturity date of the Three Westlake Note from February 1997 to February 2004. Under the terms of the Three Westlake Note, as modified, the Company will receive all net cash flow from the Property through February 2004. The Three Westlake Note also provides for the acceleration of the maturity of the Three Westlake Note if Amoco Production Company, the principal tenant of the Property, does not exercise its option to renew its lease of 99% of the Property's net rentable square feet by December 1999. The Three Westlake
Note is secured by a first priority deed of trust on Three Westlake Park, a 19-story Class A office property containing approximately 414,000 net rentable square feet and located in the Katy Freeway submarket of Houston, Texas. Also known as The Energy Corridor, this submarket is home to a number of the world's largest oil companies. The purchase price of the Three Westlake Note represents approximately 47% of the Property's estimated replacement cost. As of June 30, 1996, the Property, which was constructed in 1983, was 100% leased.

     1615 Poydras. On August 23, 1996, the Company acquired 1615 Poydras, a 23-story Class A office building in New Orleans, Louisiana. Built in 1984, the building contains approximately 509,000 net rentable square feet and has an attached 495-space parking structure. The building is located on a 1.3-acre site subject to a 99-year ground lease that commenced in 1990 and is part of a three-building complex known as Equitable Center. In connection with the acquisition, the Company assumed the rights and obligations of the lessee under the ground lease, including the lessee's obligation to purchase the land for approximately $1.0 million in May 1997. 1615 Poydras is one of the premier office buildings in New Orleans and is in close proximity to the Regional Medical Center, the Louisiana Superdome sports complex, the French Quarter, and the New Orleans' financial and legal districts. The Company purchased 1615 Poydras for approximately $36.5 million, approximately 45% of the Property's estimated replacement cost. The Property's major tenant is Freeport-McMoRan, Inc., whose headquarters is located in the building. Freeport-McMoRan leases approximately 62% of the Property's net rentable square feet under a lease that expires in 2004. Management believes that New Orleans will be a major beneficiary of anticipated long-term growth in global energy demand because the city is at the center of the energy production and distribution network in the Gulf of Mexico. As of June 30, 1996, 1615 Poydras was approximately 70% leased.

FINANCING ACTIVITIES

     The Company obtained in June 1996, from a consortium of banks led by The First National Bank of Boston, a credit facility (the "Credit Facility") with a credit line of $175 million to enhance the Company's financial flexibility in making new real estate investments. The Credit Facility initially had a term that expired in March 1997, with advances under the Credit Facility bearing interest at the Eurodollar rate plus 240 basis points for advances of $2 million or more, or at the lender's prime rate plus 50 basis points for advances of less than $2 million. Upon the completion of the October Offering, the Credit Facility became unsecured, the annual interest rate was reduced to the Eurodollar rate plus 185 basis points or, as applicable, the lender's prime rate, and the term was extended until March 1999. The Credit Facility requires the Company to maintain compliance with a number of customary financial and other covenants on an ongoing basis, including loan-to-value and debt service coverage ratios, limitations on additional indebtedness and distributions and a minimum net worth requirement.

     On August 19, 1996, 301 Congress Avenue, L.P., whose sole asset is 301 Congress Avenue, entered into a financing commitment with Northwestern Life Insurance Company for a $26 million mortgage loan to be secured by 301 Congress Avenue. The loan will bear interest at a fixed rate of 7.65% and will have a seven-year term during which only interest is payable, with a final payment of the entire original principal amount due at the end of such term. The Company is a 50% partner in 301 Congress Avenue, L.P. Following its receipt of the loan proceeds (expected to occur at the end of October 1996), 301 Congress Avenue, L.P. will make a distribution to the Company of approximately $13 million.

REORGANIZATION

     On June 17, 1996, the stockholders of Crescent Equities approved a proposal authorizing its reorganization as a Texas real estate investment trust (a "Texas REIT") pursuant to the provisions of the Texas Real Estate Investment Trust Act in order to take advantage of recent changes in Texas law. As a result of the reorganization (which will be accomplished in a transaction exempt from federal income taxation by means of a merger of Crescent Equities into a newly formed Texas REIT), each share of Common Stock will be converted into a common share in the Texas REIT. The common shares will be listed on the New York Stock Exchange (the "NYSE"), and it is anticipated that it will not be necessary for stockholders of Crescent Equities to surrender or exchange their existing stock certificates for new stock certificates representing common shares of the Texas REIT. The reorganization has been structured to preserve unchanged the Company's existing business, purpose, tax status, management, capitalization and assets, liabilities and net worth (other than due to the costs of the transaction) and the economic interests and voting rights of the stockholders. The reorganization is expected to be completed in October 1996. A more detailed description of the reorganization and the common shares is contained in the Company's Current Report on Form 8-K, dated June 17, 1996 and filed September 11, 1996.

                                USE OF PROCEEDS

     The Company intends to use the proceeds of the Offering (expected to be $18.9 million) to fund future acquisitions.

                            STRUCTURE OF THE COMPANY

     The direct and indirect subsidiary entities of Crescent Equities include the Operating Partnership, CREE Ltd., CLP, Inc., Crescent Real Estate Funding I, L.P. ("Funding I"), Crescent Real Estate Funding II, L.P. ("Funding II"), and Crescent/301, L.L.C., which is a wholly owned subsidiary of CREE Ltd. and the Operating Partnership. Funding I and Funding II are limited partnerships in which the Operating Partnership owns substantially all of the economic interests directly, or with regard to Funding I's interest in Waterside Commons, indirectly through its interest in the Waterside Commons Limited Partnership, with the remaining interests in Funding I and Funding II owned indirectly by Crescent Equities through CRE Management I Corp. ("Management I") and CRE Management II Corp. ("Management II"), which are wholly owned subsidiaries of CREE Ltd. and are the general partners of Funding I and Funding II, respectively. Funding I owns nine Properties located in Texas and Colorado consisting of eight Office Properties and one Retail Property, and Funding II owns 12 Properties located in Texas, Colorado, Arizona and New Mexico consisting of nine Office Properties, two Hotel Properties and one Retail Property. The Operating Partnership owns directly, or indirectly through partnership interests, 22 Properties consisting of 20 Office Properties and two Hotel Properties located in Texas, Colorado, Arizona, Louisiana and Nebraska. The Operating Partnership also owns the Mortgage Note and the Residential Development Property Mortgages and non-voting common stock of three Residential Development Corporations. The following table sets forth by subsidiary the Properties owned by such subsidiary.

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
                                                                        OPERATING
FUNDING I                      FUNDING II                               PARTNERSHIP
The Aberdeen                   Albuquerque Plaza                        Canyon Ranch-Tucson
The Avallon                    Barton Oaks Plaza One                    Central Park Plaza
Caltex House                   Briargate Office and Research Center     Denver Marriott City Center
The Citadel                    Hyatt Regency Albuquerque                MCI Tower
Continental Plaza              Hyatt Regency Beaver Creek               Spectrum Center(1)
The Crescent Atrium            Las Colinas Plaza                        Three Westlake Park(2)
The Crescent Office Towers     Liberty Plaza I & II                     The Woodlands Office
Regency Plaza One              MacArthur Center I & II                  Properties(3)
Waterside Commons              Ptarmigan Place                          1615 Poydras
                               Stanford Corporate Centre                301 Congress Avenue(4)
                               Two Renaissance Square                   3333 Lee Parkway
                               12404 Park Central                       6225 North 24th Street

---------------

(1) The Operating Partnership owns the principal economic interest in Spectrum Center through an interest in the Spectrum Partnership, which owns both the Spectrum Note and the ground lessor's interest in the land underlying the building.
(2) The Operating Partnership owns the principal economic interest in Three Westlake Park through its ownership of the Three Westlake Note.
(3) The Operating Partnership owns a 75% limited partner interest in the partnership that owns The Woodlands.
(4) The Operating Partnership owns a 49% limited partner interest and Crescent/301 L.L.C. owns a 1% general partner interest in 301 Congress Avenue, L.P., the partnership that owns 301 Congress Avenue.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

     The following is a summary of the material federal income tax considerations associated with an investment in the Common Stock offered hereby prepared by Shaw, Pittman, Potts & Trowbridge, tax counsel to Crescent Equities ("Tax Counsel"). This discussion is based upon the laws, regulations and reported rulings and decisions in effect as of the date of this Prospectus Supplement, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income or other tax consequences applicable to all investors in light of their particular investment circumstances or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to the operation of Crescent Equities or the Operating Partnership or to the purchase, ownership or disposition of the Common Stock is being requested from the Internal Revenue Service (the "IRS") or from any other tax authority. Tax Counsel has rendered certain opinions discussed herein and believes that if the IRS were to challenge the conclusions of Tax Counsel, such conclusions would prevail in court. However, opinions of counsel are not binding on the IRS or on the courts, and no assurance can be given that the conclusions reached by Tax Counsel would be sustained in court.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

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TAXATION OF CRESCENT EQUITIES

     Crescent Equities has made an election to be treated as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code") (as used in this section, a "REIT"), commencing with its taxable year ended December 31, 1994. Crescent Equities believes that it was organized and has operated in such a manner so as to qualify as a REIT, and Crescent Equities intends to continue to operate in such a manner, but no assurance can be given that it has operated in a manner so as to qualify, or will operate in a manner so as to continue to qualify as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code sections, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

     In the opinion of Tax Counsel, Crescent Equities qualified as a REIT under the Code with respect to its taxable years ending on or before December 31, 1995, and is organized in conformity with the requirements for qualification as a REIT, its manner of operation has enabled it to meet the requirements for qualification as a REIT as of the date of this Prospectus Supplement, and its proposed manner of operation will enable it to meet the requirements for qualification as a REIT in the future. It must be emphasized that this opinion is based on various assumptions relating to the organization and operation of Crescent Equities and the Operating Partnership and is conditioned upon certain representations made by Crescent Equities and the Operating Partnership as to certain relevant factual matters, including matters related to the organization, expected operation, and assets of Crescent Equities and the Operating Partnership. Moreover, continued qualification as a REIT will depend upon Crescent Equities' ability to meet, through actual annual operating results, the distribution levels, stock ownership requirements and the various qualification tests and other requirements imposed under the Code, as discussed below. Accordingly, no assurance can be given that the actual stock ownership of Crescent Equities, the mix of its assets, or the results of its operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failing to qualify as a REIT, see "-- Taxation of Crescent Equities -- Failure to Qualify," below.

     If Crescent Equities qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investments in a corporation. However, Crescent Equities will be subject to federal income tax in the following circumstances. First, Crescent Equities will be taxed at regular corporate rates on any undistributed "real estate investment trust taxable income," including undistributed net capital gains. Second, under certain circumstances, Crescent Equities may be subject to the "alternative minimum tax" on its items of tax preference. Third, if Crescent Equities has "net income from foreclosure property," it will be subject to tax on such income at the highest corporate rate. "Foreclosure property" generally means real property and any personal property incident to such real property which is acquired as a result of a default either on a lease of such property or on indebtedness which such property secured and with respect to which an appropriate election is made, except that property ceases to be foreclosure property (i) after a two-year period (which in certain cases may be extended by the IRS) or, if earlier, (ii) when the REIT engages in construction on the property (other than for completion of certain improvements) or for more than 90 days uses the property in a business conducted other than through an independent contractor. "Net income from foreclosure property" means (a) the net gain from disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business or (b) other net income from foreclosure property which would not satisfy the 75% gross income test (discussed below). Property is not eligible for the election to be treated as foreclosure property if the loan or lease with respect to which the default occurs (or is imminent) was made, entered into or acquired by the REIT with an intent to evict or foreclose or when the REIT knew or had reason to know that default would occur. Fourth, if Crescent Equities has "net income derived from prohibited transactions," such income will be subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of business. Fifth, if Crescent Equities should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which Crescent Equities fails the 75% or 95% test. Sixth, if, during each calendar year, Crescent Equities fails to distribute at least the sum of (i) 85% of its "real estate investment trust ordinary income" for such year, (ii) 95% of its "real estate investment trust capital gain net income" for such year, and (iii) any undistributed taxable income from prior periods, Crescent Equities will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if Crescent Equities acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in Crescent Equities' hands is determined by reference to the basis of the asset (or any other property) in the hands of the corporation, and Crescent Equities recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by Crescent Equities, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by Crescent Equities over the adjusted basis in such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). (The results described above with respect to the recognition of "built-in gain" assume that Crescent Equities will make an election pursuant to IRS Notice 88-19.)

     Requirements of Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held (without reference to any rules of attribution) by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code); and (7) which meets certain other tests, described below, regarding certain distributions and the nature of its income and assets and properly files an election to be treated as a REIT. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months).

     Crescent Equities issued sufficient shares of Common Stock pursuant to its initial public offering of shares of Common Stock that closed on May 5, 1994 (the "Initial Offering") to satisfy the requirements described in (5) and (6) above. While the existence of the Exchange Rights may cause Limited Partners to be deemed to own the shares of Common Stock they could acquire through the Exchange Rights, the amount of Common Stock that can be acquired at any time through the Exchange Rights is limited to an amount which, together with any other Common Stock actually or constructively deemed, under the Articles of Incorporation, to be owned by any person, does not exceed the Ownership Limit. See "Description of Common Stock -- Ownership Limits and Restrictions on Transfer" in the accompanying Prospectus. Moreover, the ownership of Common Stock by persons other than contributing Limited Partners generally is limited under the Ownership Limit to no more than 8.0% of the shares of outstanding Common Stock. In addition, the Articles of Incorporation provide for restrictions regarding the ownership or transfer of Common Stock in order to assist Crescent Equities in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Description of Common
Stock -- Ownership Limits and Restrictions on Transfer" in the accompanying Prospectus.

     If a REIT owns a "qualified REIT subsidiary," the Code provides that the qualified REIT subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as assets, liabilities and such items of the REIT itself. A qualified REIT subsidiary is a corporation all of the capital stock of which has been owned by the REIT from the commencement of such corporation's existence. CREE Ltd., CLP, Inc., Management I and Management II Corp. are qualified REIT subsidiaries, and thus all of the assets (i.e., the respective partnership interests in the Operating Partnership, Funding I and Funding II), liabilities and items of income, deduction and credit of CREE Ltd., CLP, Inc., Management I and Management II are treated as assets and liabilities and items of income, deduction and credit of Crescent Equities. Unless otherwise required, all references to Crescent Equities in this "Federal Income Tax Considerations" section refer to Crescent Equities and its qualified REIT subsidiaries.

     In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and gross income (as defined in the Code) of the partnership attributed to the REIT shall retain the same character as in the hands of the partnership for purposes of Section 856 of the Code, including satisfying the gross income tests and the assets tests described below. Thus, Crescent Equities' proportionate share of the assets, liabilities and items of income of the Operating Partnership and its subsidiary partnerships are treated as assets, liabilities and items of income of Crescent Equities for purposes of applying the requirements described herein.

     Income Tests. In order for Crescent Equities to achieve and maintain its qualification as a REIT, there are three requirements relating to Crescent Equities' gross income that must be satisfied annually. First, at least 75% of Crescent Equities' gross income (excluding gross income from prohibited transactions) for each taxable year must consist of temporary investment income or of certain defined categories of income derived directly or indirectly from investments relating to real property or mortgages on real property. These categories include, subject to various limitations, rents from real property, interest on mortgages on real property, gains from the sale or other disposition of real property (including interests in real property and in mortgages on real property) not primarily held for sale to customers in the ordinary course of business, income from foreclosure property, and amounts received as consideration for entering into either loans secured by real property or purchases or leases of real property. Second, at least 95% of Crescent Equities' gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from income qualifying under the 75% test and from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, for each taxable year, gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of Crescent Equities' gross income (including gross income from prohibited transactions) for such taxable year. Crescent Equities, through its partnership interests in the Operating Partnership and all subsidiary partnerships, believes it satisfied all three of these income tests for 1994 and 1995 and expects to satisfy them for subsequent taxable years.

     The bulk of the Operating Partnership's income is currently derived from rents with respect to the Office Properties, the Hotel Properties and the Retail Properties. Rents received by Crescent Equities will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" if the REIT, or an owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents to qualify as "rents from real property," a REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue, except that a REIT may directly perform services which are "usually or customarily rendered" in connection with the rental of space for occupancy, other than services which are considered to be rendered to the occupant of the property.

     Crescent Equities, based in part upon opinions of Tax Counsel, including opinions as to whether various tenants, including the lessees of the Hotel Properties, constitute Related Party Tenants, believes that the income it received in 1994 and 1995 and will receive in subsequent taxable years from (i) charging rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage or percentages of receipts or sales, as described above); (ii) charging rent for personal property in an amount greater than 15% of the total rent received under the applicable lease; (iii) directly performing services considered to be rendered to the occupant of property or which are not usually or customarily furnished or rendered in connection with the rental of real property; or (iv) entering into any lease with a Related Party Tenant, will not cause Crescent Equities to fail to meet the gross income tests. Opinions of counsel are not binding upon the IRS or any court, and there can be no complete assurance that the IRS will not assert successfully a contrary position.

     The Operating Partnership will also receive fixed and contingent interest on the Residential Development Property Mortgages. Interest on mortgages secured by real property satisfies the 75% and 95% gross income tests only if it does not include any amount whose determination depends in whole or in part on the income of any person, except that (i) an amount is not excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales and (ii) income derived from a shared appreciation provision in a mortgage is treated as gain recognized from the sale of the secured property. Certain of the Residential Development Property Mortgages contain provisions for contingent interest based upon property sales. In the opinion of Tax Counsel, each of the Residential Development Property Mortgages constitutes debt for federal income tax purposes, any contingent interest derived therefrom will be treated as being based on a fixed percentage of sales, and therefore all interest derived therefrom will constitute interest received from mortgages for purposes of the 75% and 95% gross income tests. If, however, the contingent interest provisions were instead characterized as shared appreciation provisions, any resulting income would, because the underlying properties are primarily held for sale to customers in the ordinary course, be treated as income from prohibited transactions, which would not satisfy the 75% and 95% gross income tests, which would count toward the 30% gross income test, and which would be subject to a 100% tax.

     In applying the 95% and 75% gross income tests to Crescent Equities, it is necessary to consider the form in which certain of its assets are held, whether that form will be respected for federal income tax purposes, and whether, in the future, such form may change into a new form with different tax attributes (for example, as a result of a foreclosure on debt held by the Operating Partnership). For example, the Residential Development Properties are primarily held for sale to customers in the ordinary course of business, and the income resulting from such sales, if directly attributed to Crescent Equities, would not qualify under the 75% and 95% gross income tests and would count as gain from the sale of assets for purposes of the 30% limitation. In addition, such income would be considered "net income from prohibited transactions" and thus would be subject to a 100% tax. The income from such sales, however, will be earned by the Residential Development Corporations rather than by the Operating Partnership and will be paid to the Operating Partnership in the form of interest and principal payments on the Residential Development Property Mortgages or distributions with respect to the stock in the Residential Development Corporations held by the Operating Partnership. In similar fashion, the income earned by the Hotel Properties, if directly attributed to Crescent Equities, would not qualify under the 75% and 95% gross income tests because it would not constitute "rents from real property." Such income is, however, earned by the lessees of these Hotel Properties and what the Operating Partnership receives from the lessees of these Hotel Properties is rent. Tax Counsel is of the opinion that (i) the Residential Development Properties or any interest therein will be treated as owned by the Residential Development Corporations,
(ii) amounts derived by the Operating Partnership from the Residential Development Corporations under the terms of the Residential Development Property Mortgages will qualify as interest or principal, as the case may be, paid on mortgages on real property for purposes of the 75% and 95% gross income tests,
(iii) amounts derived by the Operating Partnership with respect to the stock of the Residential Development Corporations will be treated as distributions on stock (i.e., as dividends, a return of capital, or capital gain, depending upon the circumstances) for purposes of the 75% and 95% gross income tests and (iv) the leases of the Hotel Properties will be treated as leases for federal income tax purposes, and the rent payable thereunder will qualify as "rents from real property." Tax Counsel has provided opinions similar to those provided with respect to the Operating Partnership's investment in the Residential Development Corporations with respect to its investments in certain other entities through non-voting securities and secured debt. Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving transactions with terms substantially the same as those with respect to the Residential Development Corporations and the leases of the Hotel Properties. Therefore, the opinions of Tax Counsel with respect to these matters are based upon all of the facts and circumstances and upon rulings and judicial decisions involving situations that are considered to be analogous. Opinions of counsel are not binding upon the IRS or any court, and there can be no complete assurance that the IRS will not assert successfully a contrary position. If one or more of the leases of the Hotel Properties is not a true lease, part or all of the payments that the Operating Partnership receives from the respective lessee may not satisfy the various requirements for qualification as "rents from real property," or the Operating Partnership might be considered to operate the Hotel Properties directly. In that case, Crescent Equities likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, likely would lose its REIT status. Similarly, if the IRS were to challenge successfully the arrangements with the Residential Development Corporations, Crescent Equities' qualification as a REIT could be jeopardized.

     If any of the Residential Development Properties were to be acquired by the Operating Partnership as a result of foreclosure on any of the Residential Development Property Mortgages, or if any of the Hotel Properties were to be operated directly by the Operating Partnership or a subsidiary partnership as a result of a default by the lessee under the lease, such property would constitute foreclosure property for two years following its acquisition (or for up to an additional four years if an extension is granted by the IRS), provided that (i) the Operating Partnership or its subsidiary partnership conducts sales or operations through an independent contractor; (ii) the Operating Partnership or its subsidiary partnership does not undertake any construction on the foreclosed property other than completion of improvements which were more than 10% complete before default became imminent; and (iii) foreclosure was not regarded as foreseeable at the time Crescent Equities acquired the Residential Development Property Mortgages or leased the Hotel Properties. For so long as any of these properties constitutes foreclosure property, the income from such sales would be subject to tax at the maximum corporate rates and would qualify under the 75% and 95% gross income tests. However, if any of these properties does not constitute foreclosure property at any time in the future, income earned from the disposition or operation of such property will not qualify under the 75% and 95% gross income tests and, in the case of the Residential Development Properties, will count toward the 30% test and will be subject to the 100% tax.

     Crescent Equities anticipates that it will have certain income which will not satisfy the 75% or the 95% gross income test and/or which will constitute income whose receipt could cause Crescent Equities not to comply with the 30% gross income test. For example, income from dividends on the stock of the Residential Development Corporations will not satisfy the 75% gross income test. It is also possible that certain income resulting from the use of creative financing or acquisition techniques would not satisfy the 75%, 95% or 30% gross income tests. Crescent Equities believes, however, that the aggregate amount of nonqualifying income will not cause Crescent Equities to exceed the limits on nonqualifying income under the 75%, 95% or 30% gross income tests.

     Any gross income derived from a prohibited transaction is taken into account in applying the 30% gross income test necessary to qualify as a REIT. Crescent Equities believes that no asset owned by the Operating Partnership is primarily held for sale to customers and that the sale of any of the Properties will not be in the ordinary course of business. Whether property is held primarily for sale to customers in the ordinary course of business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. No assurance can be given that Crescent Equities can (a) comply with certain safe-harbor provisions of the Code which provide that certain sales do not constitute prohibited transactions or (b) avoid owning property that may be characterized as property held primarily for sale to customers in the ordinary course of business.

     If Crescent Equities fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if Crescent Equities' failure to meet such tests is due to reasonable cause and not to willful neglect, Crescent Equities attaches a schedule of the sources of its income to its tax return, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Crescent Equities would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions apply, a tax would be imposed with respect to the excess of 75% or 95% of Crescent Equities' gross income over Crescent Equities' qualifying income in the relevant category, whichever is greater.

     Asset Tests. Crescent Equities, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Crescent Equities' total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by the Operating Partnership, any partnerships in which the Operating Partnership owns an interest, or qualified REIT subsidiaries of Crescent Equities and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of Crescent Equities), cash, cash items and government securities. Second, not more than 25% of Crescent Equities' total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Crescent Equities may not exceed 5% of the value of Crescent Equities' total assets, and Crescent Equities may not own more than 10% of any one issuer's outstanding voting securities. The 25% and 5% tests generally must be met for any quarter in which Crescent Equities acquires securities of an issuer. Thus, this requirement must be satisfied not only on the date Crescent Equities first acquires corporate securities, but also each time Crescent Equities increases its ownership of corporate securities (including as a result of increasing its interest in the Operating Partnership either with the proceeds of the Offering or by acquiring Units from Limited Partners upon the exercise of their Exchange Rights).

     The Operating Partnership owns 100% of the non-voting stock of each Residential Development Corporation. In addition, the Operating Partnership owns the Residential Development Property Mortgages. As stated above, in the opinion of Tax Counsel each of these mortgages will constitute debt for federal income tax purposes and therefore will be treated as a real estate asset; however, the IRS could assert that such mortgages should be treated as equity interests in their respective issuers, which would not qualify as real estate assets. By virtue of its ownership of partnership interests in the Operating Partnership, Crescent Equities will be considered to own its pro rata share of these assets. Neither Crescent Equities nor the Operating Partnership, however, will directly own more than 10% of the voting securities of any Residential Development Corporation and, in the opinion of Tax Counsel, Crescent Equities will not be considered to own any of such voting securities. In addition, Crescent Equities and its senior management believe that Crescent Equities' pro rata shares of the value of the securities of each Residential Development Corporation do not separately exceed 5% of the total value of Crescent Equities' total assets. This belief is based in part upon its analysis of the estimated values of the various securities owned by the Operating Partnership relative to the estimated value of the total assets owned by the Operating Partnership. No independent appraisals will be obtained to support this conclusion, and Tax Counsel, in rendering its opinion as to the qualification of Crescent Equities as a REIT, is relying on the conclusions of Crescent Equities and its senior management as to the value of the various securities and other assets. There can be no assurance, however, that the IRS might not contend that the values of the various securities held by Crescent Equities through the Operating Partnership separately exceed the 5% value limitation or, in the aggregate, exceed the 25% value limitation or that the voting securities of the Residential Development Corporations should be considered to be owned by Crescent Equities. Finally, if the Operating Partnership were treated for tax purposes as a corporation rather than as a partnership, Crescent Equities would violate the 10% of voting securities and 5% of value limitations, and the treatment of any of the Operating Partnership's subsidiary partnerships as a corporation rather than as a partnership could also violate one or the other, or both, of these limitations. In the opinion of Tax Counsel, for federal income tax purposes the Operating Partnership and all the subsidiary partnerships will be treated as partnerships and not as either associations taxable as corporations or publicly traded partnerships. See
"-- Tax Aspects of the Operating Partnership and the Subsidiary Partnerships" below.

     As noted above, the 5% and 25% value requirements must be satisfied not only on the date Crescent Equities first acquires corporate securities, but also each time Crescent Equities increases its ownership of corporate securities (including as a result of increasing its interest in the Operating Partnership either with the proceeds of the Offering or by acquiring Units from Limited Partners upon the exercise of their Exchange Rights). Although Crescent Equities plans to take steps to ensure that it satisfies the 5% and 25% value tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps (i) will always be successful; (ii) will not require a reduction in Crescent Equities' overall interest in the various corporations; or
(iii) will not restrict the ability of the Residential Development Corporations to increase the sizes of their respective businesses, unless the value of the assets of Crescent Equities is increasing at a commensurate rate.

     Annual Distribution Requirements. In order to qualify as a REIT, Crescent Equities is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of the "real estate investment trust taxable income" of Crescent Equities (computed without regard to the dividends paid deduction and Crescent Equities' net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) certain excess noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Crescent Equities timely files its tax return for such year, and if paid on or before the date of the first regular dividend payment after such declaration. To satisfy the 95% distribution requirement for 1994, Crescent Equities made a distribution to stockholders in 1995 which it believes was properly attributable to its 1994 tax year in accordance with the rules described in the preceding sentence. To the extent that Crescent Equities does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "real estate investment trust taxable income," as adjusted, it will be subject to tax thereon at regular capital gains and ordinary corporate tax rates. Furthermore, if Crescent Equities should fail to distribute, during each calendar year, at least the sum of (i) 85% of its "real estate investment trust ordinary income" for such year;
(ii) 95% of its "real estate investment trust capital gain income" for such year; and (iii) any undistributed taxable income from prior periods, Crescent Equities would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     Crescent Equities believes that it has made and intends to make timely distributions sufficient to satisfy all annual distribution requirements. In this regard, the Operating Partnership Agreement authorizes CREE Ltd., as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit Crescent Equities to meet these distribution requirements. It is possible, however, that, from time to time, Crescent Equities may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at its "real estate investment trust taxable income." Issues may also arise as to whether certain items should be included in income. For example, Tax Counsel has opined that the Operating Partnership should include in income only its share of the interest income actually paid on the Spectrum Note and the Three Westlake Note, both of which were acquired at a substantial discount, rather than its share of the amount of interest accruing pursuant to the terms of these investments, but opinions of counsel are not binding on the IRS or the courts. In this regard, the IRS has taken a contrary view in a recent technical advice memorandum concerning the accrual of original issue discount ("OID"). The Company believes, however, that even if the Operating Partnership were to include in income the full amount of interest income accrued on these notes, and the Operating Partnership were not allowed any offsetting deduction for the amount of such interest to the extent it is uncollectible, the Company nonetheless would be able to satisfy the 95% distribution requirement without borrowing additional funds or distributing stock dividends (as discussed below). In addition, it is possible that certain creative financing or creative acquisition techniques used by the Operating Partnership may result in income (such as income from cancellation of indebtedness or gain upon the receipt of assets in foreclosure whose fair market value exceeds the Operating Partnership's basis in the debt which was foreclosed upon) which is not accompanied by cash proceeds. In this regard, the modification of a debt can result in taxable gain equal to the difference between the holder's basis in the debt and the principal amount of the modified debt. Tax Counsel has opined that the Spectrum Note and the Three Westlake Note were not modified in the hands of the Operating Partnership. Based on the foregoing, Crescent Equities may have less cash available for distribution in a particular year than is necessary to meet its annual 95% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income for such year. To meet the 95% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, Crescent Equities may find it appropriate to arrange for borrowings through the Operating Partnership or to pay distributions in the form of taxable stock dividends.

     Under certain circumstances, Crescent Equities may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in Crescent Equities' deduction for dividends paid for the earlier year. Thus, Crescent Equities may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Crescent Equities will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Ownership Information. Pursuant to applicable Treasury Regulations, in order to be treated as a REIT, Crescent Equities must maintain certain records and request certain information from its stockholders designed to disclose the actual ownership of its Equity Securities (as defined in the accompanying Prospectus). Crescent Equities believes that it has complied and intends to continue to comply with such requirements.

     Failure to Qualify. If Crescent Equities fails to qualify as a REIT in any taxable year and the relief provisions do not apply, Crescent Equities will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Crescent Equities fails to qualify as a REIT will not be deductible by Crescent Equities; nor will they be required to be made. If Crescent Equities fails to qualify as a REIT, then, to the extent of Crescent Equities' current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Crescent Equities will also be disqualified from electing to be treated as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to state whether in all circumstances Crescent Equities would be entitled to such statutory relief.

     Possible Legislation. On October 6, 1995, the House of Representatives passed budget reconciliation legislation entitled the Tax Simplification Act of 1995, which contained various amendments to the Code, including amendments to the provisions governing the tax treatment of REITs. The modifications to the REIT rules were sponsored by the REIT industry and would generally have operated to liberalize the requirements for qualification as a REIT. These modifications would have become effective in the first taxable year following their enactment. However, these modifications were not part of the budget reconciliation legislation which passed Congress and which, in any event, President Clinton subsequently vetoed. Whether or when modifications to the REIT rules will ultimately be enacted, or what provisions they will contain if they are enacted, cannot be ascertained at this time.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     As long as Crescent Equities qualifies as a REIT, distributions made to Crescent Equities' taxable U.S. stockholders out of Crescent Equities' current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. stockholders as ordinary income and, for corporate stockholders, will not be eligible for the dividends received deduction. Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed Crescent Equities' actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its Common Stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares of Common Stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's shares of Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the stockholder. In addition, any distribution declared by Crescent Equities in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by Crescent Equities and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by Crescent Equities during January of the following calendar year. Stockholders may not include any net operating losses or capital losses of Crescent Equities in their respective income tax returns.

     In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from Crescent Equities required to be treated by such stockholder as long-term capital gain.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Most tax-exempt employees' pension trusts are not subject to federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Section 512(a) of the Code ("UBTI"). Distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its Common Stock with "acquisition indebtedness" within the meaning of the Code and the Common Stock is not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the dividends that they receive from such a REIT as UBTI. The Company has not been and does not expect to be treated as a pension-held REIT for purposes of this rule.

TAXATION OF FOREIGN STOCKHOLDERS

     The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local tax laws with regard to an investment in shares of Common Stock, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by Crescent Equities of United States real property interests and not designated by Crescent Equities as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current and accumulated earnings and profits of Crescent Equities. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces or eliminates that tax. Crescent Equities expects to withhold

U.S. income tax at the rate of 30% on the gross amount of any such distribution made to a Non-U.S. Stockholder unless (i) a lower treaty rate applies and the Non-U.S. Stockholder has filed the required IRS Form 1001 with Crescent Equities or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with Crescent Equities claiming that the distribution is effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business. Distributions in excess of Crescent Equities' current and accumulated earnings and profits will be subject to a 10% withholding requirement but will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's shares of Common Stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholder's shares, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of the shares of Common Stock, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distributions would be subject to withholding at the same rate as dividends. However, a Non-U.S. Stockholder may seek a refund from the IRS of amounts of tax withheld in excess of the Non-U.S. Stockholder's actual U.S. tax liability.

     For any year in which Crescent Equities qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by Crescent Equities of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a United States business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption. Crescent Equities is required to withhold 35% of any distribution that could be designated by Crescent Equities as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Stockholder upon a sale of shares of Common Stock generally will not be taxed under FIRPTA if Crescent Equities is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. Crescent Equities is and currently expects to continue to be a "domestically controlled REIT," and in such case the sale of shares of Common Stock would not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA nonetheless will be taxable to a Non-U.S. Stockholder if (i) investment in the Common Stock is treated as effectively connected with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and either the individual has a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by the individual in the United States, in which case gains will be subject to a 30% tax. If the gain on the sale of shares of Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Common Stock would be required to withhold and remit to the IRS 10% of the purchase price.

TAX ASPECTS OF THE OPERATING PARTNERSHIP AND THE SUBSIDIARY PARTNERSHIPS

     The following discussion summarizes certain federal income tax considerations applicable solely to Crescent Equities' investment in the Operating Partnership and its subsidiary partnerships and represents the views of Tax Counsel. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

     Classification of the Operating Partnership and its Subsidiary Partnerships for Tax Purposes. In the opinion of Tax Counsel, based on the provisions of the Operating Partnership Agreement and the partnership agreements of the various subsidiary partnerships, certain factual assumptions and certain representations described in the opinion, the Operating Partnership and the subsidiary partnerships will each be treated as a partnership and neither an association taxable as a corporation for federal income tax purposes, nor a "publicly traded partnership" taxable as a corporation. Unlike a ruling from the IRS, however, an opinion of counsel is not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the status of the Operating Partnership and its subsidiary partnerships as partnerships for federal income tax purposes. If for any reason the Operating Partnership were taxable as a corporation rather than as a partnership for federal income tax purposes, Crescent Equities would fail to qualify as a REIT because it would not be able to satisfy the income and asset requirements. See "-- Taxation of Crescent Equities," above. In addition, any change in the Operating Partnership's status for tax purposes might be treated as a taxable event, in which case Crescent Equities might incur a tax liability without any related cash distributions. See "-- Taxation of Crescent Equities," above. Further, items of income and deduction for the Operating Partnership would not pass through to the respective partners, and the partners would be treated as stockholders for tax purposes. The Operating Partnership would be required to pay income tax at regular corporate tax rates on its net income, and distributions to partners would constitute dividends that would not be deductible in computing the Operating Partnership's taxable income. Similarly, if any of the subsidiary partnerships were taxable as a corporation rather than as a partnership for federal income tax purposes, such treatment might cause Crescent Equities to fail to qualify as a REIT, and in any event such partnership's items of income and deduction would not pass through to its partners, and its net income would be subject to income tax at regular corporate rates.

     Income Taxation of the Operating Partnership and its Subsidiary Partnerships. A partnership is not a taxable entity for federal income tax purposes. Rather, Crescent Equities will be required to take into account its allocable share of the Operating Partnership's income, gains, losses, deductions and credits for any taxable year of such Partnership ending within or with the taxable year of Crescent Equities, without regard to whether Crescent Equities has received or will receive any cash distributions. The Operating Partnership's income, gains, losses, deductions and credits for any taxable year will include its allocable share of such items from its subsidiary partnerships.

     Tax Allocations with Respect to Pre-Contribution Gain. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with the unrealized gain associated with the property at the time of the contribution. The amount of such unrealized gain is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (the "Book-Tax Difference"). In general, the fair market value of the properties initially contributed to the Operating Partnership were substantially in excess of their adjusted tax bases. The Operating Partnership Agreement requires that allocations attributable to each item of initially contributed property be made so as to allocate the tax depreciation available with respect to such property first to the partners other than the partner that contributed the property, to the extent of, and in proportion to, such partners' share of book depreciation, and then, if any tax depreciation remains, to the partner that contributed the property. Accordingly, the depreciation deductions allocable will not correspond exactly to the percentage interests of the partners. Upon the disposition of any item of initially contributed property, any gain attributable to an excess at such time of basis for book purposes over basis for tax purposes will be allocated for tax purposes to the contributing partner and, in addition, the Operating Partnership Agreement provides that any remaining gain will be allocated for tax purposes to the contributing partners to the extent that tax depreciation previously allocated to the noncontributing partners was less than the book depreciation allocated to them. These allocations are intended to be consistent with Section 704(c) of the Code and with Treasury Regulations thereunder. The tax treatment of properties contributed to the Operating Partnership subsequent to its formation is expected generally to be consistent with the foregoing.

     In general, the contributing partners will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of one or more of the contributed properties. These tax allocations will tend to reduce or eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Code do not always entirely rectify the Book-Tax Difference on an annual basis. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause Crescent Equities to be allocated lower depreciation and other deductions. This may cause Crescent Equities to recognize taxable income in excess of cash proceeds, which might adversely affect Crescent Equities' ability to comply with the REIT distribution requirements. See "-- Taxation of Crescent Equities," above.

SALE OF PROPERTY

     Generally, any gain realized by the Operating Partnership on the sale of real property, if the property is held for more than one year, will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture.

     Crescent Equities' share of any gain realized on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's business, however, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Taxation of Crescent Equities," above. Such prohibited transaction income will also have an adverse effect upon Crescent Equities' ability to satisfy the income tests for status as a REIT for federal income tax purposes. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Operating Partnership's business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties, and to make such occasional sales of properties as are consistent with these investment objectives.

TAXATION OF THE RESIDENTIAL DEVELOPMENT CORPORATIONS

     A portion of the amounts to be used to fund distributions to stockholders is expected to come from the Residential Development Corporations through dividends on non-voting stock thereof held by the Operating Partnership and interest on the Residential Development Property Mortgages held by the Operating Partnership. The Residential Development Corporations will not qualify as REITs and will pay federal, state and local income taxes on their taxable incomes at normal corporate rates, which taxes will reduce the cash available for distribution by Crescent Equities to its stockholders. The Company anticipates that, initially, deductions for interest and amortization will largely offset the otherwise taxable income of the Residential Development Corporations, but there can be no assurance that this will be the case or that the IRS will not challenge such deductions. Any federal, state or local income taxes that the Residential Development Corporations are required to pay will reduce the cash available for distribution by the Company to its stockholders.

STATE AND LOCAL TAXES

     The Company and its shareholders may be subject to state and local tax in various states and localities, including those states and localities in which it or they transact business, own property, or reside. The tax treatment of the Company and the shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the Common Stock of the Company.

     In particular, the State of Texas imposes a franchise tax upon corporations that do business in Texas, including REITs that are organized as corporations. Crescent Equities is organized as a Maryland corporation and anticipates that it will not have any contacts with the State of Texas except for (i) its indirect interests in the Operating Partnership, which interests the Company holds through its wholly owned Delaware subsidiaries, CREE Ltd. and CLP, Inc. and (ii) its indirect interests in Funding I and Funding II, a portion of which it holds indirectly through Management I and Management II. CLP, Inc. is organized as a Delaware corporation and anticipates that it will not have any contacts with the State of Texas other than its limited partnership interest in the Operating Partnership. The Operating Partnership, Funding I and Funding II are registered in the State of Texas as foreign limited partnerships qualified to transact business in Texas.

     The Texas franchise tax is imposed on a corporation doing business in Texas with respect to the corporation's "net taxable capital" and its "net taxable earned surplus" (generally, a corporation's federal taxable income, with certain adjustments). The franchise tax on net taxable capital is imposed at the rate of 0.25% of a corporation's net taxable capital. The franchise tax rate on "net taxable earned surplus" is 4.5%. The Texas franchise tax is generally equal to the greater of the tax on "net taxable capital" and the tax on "net taxable earned surplus." The Texas franchise tax is not applied on a consolidated group basis. Any Texas franchise tax that the Company is required to pay will reduce the cash available for distribution by the Company to shareholders. The office of the Texas State Comptroller of Public Accounts (the "Comptroller"), the agency that administers the Texas franchise tax, has issued a regulation providing that a corporation is not considered to be doing business in Texas for Texas franchise tax purposes merely because the corporation owns an interest as a limited partner in a limited partnership that does business in Texas. The same regulation provides, however, that a corporation is considered to be doing business in Texas if it owns an interest as a general partner in a partnership that does business in Texas. Although this regulation applies only for purposes of the net taxable capital component of the Texas franchise tax, the Comptroller has adopted a similar position for purposes of the earned surplus component, even though not specifically addressed by regulation. The Comptroller also has expressed, although not in a formal regulation, that a corporation is not considered to be doing business in Texas for Texas franchise tax purposes merely because the corporation owns stock in another corporation that does business in Texas.

     On the basis of these positions and pronouncements by the Comptroller, (i) CREE Ltd., Management I and Management II will be subject to the Texas franchise tax because they are general partners of the Operating Partnership, Funding I and Funding II and the Operating Partnership, Funding I and Funding II are doing business in Texas, (ii) Crescent Equities will not be considered to be doing business in Texas merely on account of its direct ownership of the stock of CREE Ltd. or CLP, Inc. or its indirect ownership of an interest in the Operating Partnership, Funding I and Funding II, (iii) CLP, Inc. will not be treated as doing business in Texas merely as a result of its status as a limited partner of the Operating Partnership, (iv) as long as Crescent Equities and CLP, Inc. are not otherwise doing business in Texas, Crescent Equities and CLP, Inc. will not be subject to the Texas franchise tax and (v) it is anticipated that the Company's Texas franchise tax liability will not be substantial because it is anticipated that Crescent Equities and CLP, Inc. will not be subject to the Texas franchise tax and that the franchise tax liability of CREE Ltd., Management I and Management II will not be substantial because they are allocated only a small portion of the taxable income of the Operating Partnership, Funding I and Funding II.

     However, there is no assurance that the Comptroller will not contend that Crescent Equities and CLP, Inc. are doing business in Texas for Texas franchise tax purposes. First, no assurance exists that the Comptroller will not revise or revoke the positions and pronouncements described above and contend that the activities of Crescent Equities and/or CLP, Inc. will constitute the doing of business in Texas. Second, no assurance exists that the Comptroller will not (i) contend that some activity of Crescent Equities other than its ownership of the stock of CREE Ltd. and CLP, Inc. and/or some activity of CLP, Inc. other than its ownership of a limited partnership interest in the Operating Partnership constitutes the doing of business in Texas, despite the general avoidance of contacts with the State of Texas, (ii) revise its positions and pronouncements or (iii) assert that, in light of the overall structure of Crescent Equities, Funding I, Funding II, CLP, Inc., Management I, Management II and CREE Ltd., the pronouncements and positions otherwise are inapplicable.

     Even if a corporation is doing business in Texas for Texas franchise tax purposes, the corporation is subject to the Texas franchise tax only on the portion of the taxable capital or taxable earned surplus apportioned to Texas. The Company has received a private letter ruling from the Comptroller on certain Texas franchise tax issues. The Company had requested a determination that, even if the Comptroller determined that Crescent Equities was doing business in Texas, none of Crescent Equities' tax base would be apportioned to Texas because all of Crescent Equities' gross receipts would be derived from sources outside of Texas, resulting in Crescent Equities having no liability for Texas franchise tax purposes. The Comptroller's ruling adopted this determination. The Company had also requested a determination that, even if CLP, Inc. was doing business in Texas and even though a significant portion of its gross receipts will be derived from Texas sources (based on the operations of the Operating Partnership), CLP, Inc. would not have significant Texas franchise tax liability pursuant to the earned surplus portion of the franchise tax. The Comptroller refused to adopt this determination. Under the determination adopted by the Comptroller in its ruling, CLP, Inc. would have significant earned surplus and therefore significant Texas franchise tax liability if the Comptroller determined that CLP, Inc. was doing business in Texas.

     The Operating Partnership, Funding I and Funding II will not be subject to the Texas franchise tax, under the laws in existence at the time of this Prospectus Supplement because they are partnerships instead of corporations. There is no assurance, however, that the Texas legislature, which will meet again in regular session in 1997, will not expand the scope of the Texas franchise tax to apply to limited partnerships such as the Operating Partnership, Funding I and Funding II or enact other legislation which may result in subjecting Crescent Equities or CLP, Inc. to the Texas franchise tax. Any statutory change by the Texas legislature may be applied retroactively.

     In addition, it should be noted that two of the Residential Development Corporations will be doing business in Texas and will be subject to the Texas franchise tax. Further, Crescent/301, L.L.C. will be subject to the Texas franchise tax because it is doing business in Texas and limited liability companies are subject to Texas franchise tax. However, this franchise tax should not be substantial because Crescent/301, L.L.C. owns a 1% interest in 301 Congress Avenue, L.P.

     On June 17, 1996, the stockholders of the Company approved a proposal authorizing the reorganization of the Company as a Texas REIT pursuant to the provisions of the Texas Real Estate Investment Trust Act. See "Recent Developments -- Reorganization." A Texas REIT is not subject to the Texas franchise tax. However, CREE Ltd., Management I, Management II and Crescent/301, L.L.C. will continue to be subject to the Texas franchise tax.

     Locke Purnell Rain Harrell (A Professional Corporation), special tax counsel to the Company ("Special Tax Counsel"), has reviewed the discussion in this section with respect to Texas franchise tax matters and is of the opinion that it accurately summarizes the Texas franchise tax matters expressly described herein. Special Tax Counsel expresses no opinion on any other tax considerations affecting the Company or a holder of Common Stock, including, but not limited to, other Texas franchise tax matters not specifically discussed above. Tax Counsel has not reviewed the discussion in this section with respect to Texas franchise tax matters and has expressed no opinion with respect thereto.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in the purchase agreement and related terms agreement (collectively, the "Purchase Agreement") among the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Dean Witter Reynolds Inc., PaineWebber Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), and each of the Underwriters severally has agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth below opposite their respective names:

                                                                                          NUMBER OF
                                      UNDERWRITER                                          SHARES
---------------------------------------------------------------------------------------   ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated..............................................................     96,750
Dean Witter Reynolds Inc. .............................................................     96,750
PaineWebber Incorporated...............................................................     96,750
Smith Barney Inc. .....................................................................     96,750
Alex. Brown & Sons Incorporated........................................................      4,500
CS First Boston Corporation............................................................      4,500
Donaldson, Lufkin & Jenrette Securities Corporation....................................      4,500
A.G. Edwards & Sons, Inc. .............................................................      4,500
Furman Selz LLC........................................................................      4,500
NatWest Securities Limited.............................................................      4,500
Salomon Brothers Inc ..................................................................      4,500
Southwest Securities, Inc. ............................................................      4,500
UBS Securities LLC.....................................................................      4,500
EVEREN Securities, Inc. ...............................................................      2,250
Friedman, Billings, Ramsey & Co., Inc. ................................................      2,250
Hanifen, Imhoff Inc. ..................................................................      2,250
Harris Webb & Garrison, Inc. ..........................................................      2,250
Edward D. Jones & Co., L.P. ...........................................................      2,250
Legg Mason Wood Walker, Incorporated...................................................      2,250
Principal Financial Securities, Inc. ..................................................      2,250
Rauscher Pierce Refsnes, Inc. .........................................................      2,250
Raymond James & Associates, Inc. ......................................................      2,250
Sutro & Co. Incorporated...............................................................      2,250
                                                                                          ---------
             Total.....................................................................    450,000
                                                                                          ========

     The shares of Common Stock offered hereby are being sold by the Company to the Underwriters at a price of $42.00 per share so that the Underwriters may cover a portion of their short position resulting from over-allotments in connection with the October Offering. There is no discount or commission associated with the sale of the shares of Common Stock to the Underwriters.

     In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares being sold pursuant to the Purchase Agreement if any of such shares of Common Stock are purchased. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased.

     In the Purchase Agreement, the Company has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the Underwriters may be required to make in respect thereof. Insofar as indemnification of the Underwriters for liabilities arising under the Securities Act may be permitted pursuant to such agreements, the Company has been informed that, in the opinion of the Securities and Exchange Commission (the "SEC"), such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

     The Common Stock is listed on the NYSE under the symbol "CEI."

                                    EXPERTS

     The financial statements incorporated herein by reference to the Company's Current Report on Form 8-K, dated August 15, 1996 and filed on September 11, 1996, as amended on September 27, 1996, relating to the Greenway Plaza Portfolio for the year ended December 31, 1995 have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report with respect thereto, and, for the five-month period ended May 31, 1996, have been audited by Arthur Andersen, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of Grant Thornton LLP and Arthur Andersen, LLP, respectively, as experts in accounting and auditing in giving said reports.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, Washington, D.C. Certain legal matters described under "Federal Income Tax Considerations" will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, which will rely, as to all Texas franchise tax matters, upon the opinion of Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas. Certain legal matters related to the Offering will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

                        ADDITIONAL AVAILABLE INFORMATION

     The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company that file electronically with the SEC.

                                    GLOSSARY

     "Articles of Incorporation" means the Amended and Restated Articles of Incorporation of Crescent Equities, as in effect as of the date of this Prospectus Supplement.

     "Board of Directors" means the Board of Directors of Crescent Equities.

     "Book-Tax Difference" means the difference between the fair market value and the adjusted tax basis of property at the time of its contribution to a partnership.

     "CBD" means central business district.

     "CDMC" means Crescent Development Management Corporation, a Delaware corporation that is one of the Residential Development Corporations, that indirectly owns interests in four Residential Development Properties in Colorado (Cresta, Market Square, The Reserve at Frisco and One Beaver Creek), approximately 90% of the effective interest in which is owned by the Company through its investment in the non-voting common stock and approximately 90% of the economic interest in which is owned by the Company through its investments in the applicable Residential Development Property Mortgage and non-voting common stock.

     "CLP, Inc." means CRE Limited Partner, Inc., a Delaware corporation which is a 79% limited partner of the Operating Partnership.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Common Stock" means the common stock, $0.01 par value, of Crescent
Equities.

     "Company" means, unless the context requires otherwise, Crescent Equities, its direct and indirect subsidiaries, including CREE Ltd., CLP, Inc., Funding I, Funding II and the Operating Partnership and its subsidiaries.

     "Comptroller" means the office of the Texas State Comptroller of Public Accounts.

     "Credit Facility" means the Company's line of credit from the consortium of financial institutions led by The First National Bank of Boston in the aggregate principal amount of up to $175 million.

     "CREE Ltd." means Crescent Real Estate Equities, Ltd., a Delaware corporation that is a wholly owned subsidiary of Crescent Equities and the sole general partner of the Operating Partnership.

     "Crescent Equities" means Crescent Real Estate Equities, Inc., a Maryland corporation.

     "Excess Stock" means equity securities transferred or proposed to be transferred in excess of the Ownership Limit, or which otherwise would jeopardize the status of the Company as a REIT under the Code.

     "Exchange Rights" means the rights granted to Limited Partners of the Operating Partnership other than CLP, Inc. to exchange their Units for shares of Common Stock or, at the election of the Company, for cash equal to the then-current fair market value of the number of shares of Common Stock for which such Units are exchangeable.

     "FIRPTA" means the Foreign Investment in Real Property Tax Act of 1980, as amended.

     "Funding I" means Crescent Real Estate Funding I, L.P., a Delaware limited partnership whose general partners are indirect subsidiaries of CREE Ltd.

     "Funding II" means Crescent Real Estate Funding II, L.P., a Delaware limited partnership whose general partners are indirect subsidiaries of CREE Ltd.

     "HADC" means Houston Area Development Corp., a Texas corporation that is one of the Residential Development Corporations, and that directly owns the Falcon Point Residential Development Property and the Spring Lakes Residential Development Property, approximately 94% of the effective interest in which is owned by the Company through its investments in the non-voting common stock and approximately 98% of the economic interest in which is owned by the Company through its investments in the applicable Residential Development Property Mortgages and non-voting common stock.

     "Initial Offering" means the initial public offering of shares of Common Stock that closed on May 5, 1994.

     "IRS" means the United States Internal Revenue Service.

     "Limited Partner(s)" means the limited partners in the Operating Partnership, and any of them.

     "Management I" means CRE Management I Corp., a Delaware corporation that is the sole general partner of Funding I and a wholly owned subsidiary of CREE Ltd.

     "Management II" means CRE Management II Corp., a Delaware corporation that is the sole general partner of Funding II and a wholly owned subsidiary of CREE Ltd.

     "Mortgage Note" means the one mortgage note in the principal amount of $12.0 million, held by the Company and secured by one Class A office building.

     "MVDC" means Mira Vista Development Corporation, a Texas corporation that is one of the Residential Development Corporations, that directly owns the Mira Vista Residential Development Property, approximately 94% of the effective interest in which is owned by the Company through its investments in the non-voting common stock and approximately 98% of the economic interest in which is owned by the Company through its investments in the applicable Residential Development Property Mortgage and non-voting common stock.

     "NYSE" means the New York Stock Exchange.

     "Non-U.S. Stockholder(s)" means one or more nonresident alien individual, foreign corporation, foreign partnership or other foreign stockholder of the Company.

     "October Offering" means the public offering of 11,500,000 shares of Common Stock that closed on October 2, 1996.

     "Offering" means the offering of 450,000 shares of Common Stock offered hereby.

     "Office Property(ies)" means 301 Congress Avenue, 1615 Poydras, 3333 Lee Parkway, 6225 North Twenty-Fourth Street, 12404 Park Central, The Aberdeen, Albuquerque Plaza, The Avallon, Barton Oaks Plaza One, Briargate Office and Research Center, Caltex House, Central Park Plaza, The Citadel, Continental Plaza, The Crescent Office Towers, Liberty Plaza I & II, MacArthur Center I & II, MCI Tower, Ptarmigan Place, Regency Plaza One, Spectrum Center, Stanford Corporate Centre, Three Westlake Park, Two Renaissance Square, Waterside Commons and The Woodlands.

     "Operating Partnership" means Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership, in which CREE Ltd. holds a 1% general partner interest; CLP, Inc. owns an 79% limited partner interest; and limited partners (other than CLP, Inc.) own, in the aggregate, a 20% limited partner interest.

     "Ownership Limit" means the prohibition on ownership, directly or by virtue of the attribution provisions of the Code, of more than 8.0% of the issued and outstanding shares of the Company's Common Stock by any single stockholder (or in the case of Richard E. Rainwater, the Chairman of the Board of Directors of Crescent Equities, and certain related persons as a group, more than 17.9% of the issued and outstanding shares of the Company's Common Stock) and on ownership, directly or by virtue of the attribution provisions of the Code, of more than 9.9% of the issued and outstanding shares of any series of the Company's Preferred Stock by any single stockholder.

     "Property(ies)" means the Office Properties, the Retail Properties, the Hotel Properties, the economic interests in the Residential Development Properties, and any of them.

     "Prospectus" means the prospectus, as the same may be amended.

     "Prospectus Supplement" means this prospectus supplement, as the same may be amended.

     "Purchase Agreement" means the purchase agreement and related terms agreement between the Company and the Underwriters.

     "REIT" means a real estate investment trust.

     "Related Party Tenant" means a tenant of a property owned by a REIT, 10% or more of which is owned by the REIT or by an owner of the REIT.

     "Representatives" means Merrill Lynch, Pierce, Fenner & Smith Incorporated, Dean Witter Reynolds Inc., PaineWebber Incorporated and Smith Barney Inc., the representatives of the several Underwriters in this Offering.

     "Residential Development Corporation(s)" means CDMC, HADC, MVDC, and any of them.

     "Residential Development Property(ies)" means the Mira Vista Residential Development Property, the Falcon Point Residential Development Property, the Spring Lakes Residential Development Property, The Highlands Residential Development Property, The Reserve at Frisco Residential Development Property, the Whitehawk Ranch Residential Development Property, the One Beaver Creek Residential Development Property, the Cresta Residential Development Property, the Market Square Residential Development Property, and any of them.

     "Residential Development Property Mortgage(s)" means (i) the mortgage in the principal amount of $14.4 million secured by the Mira Vista Residential Development Property, (ii) the mortgages in the aggregate principal amount of $14.4 million secured by the Falcon Point Residential Development Property and the Spring Lakes Residential Development Property, (iii) the promissory note in the principal amount of $20.2 million (of which $9.7 million had been advanced as of August 31, 1996), which is secured by both CDMC's limited partner interest in a partnership that owns four Residential Development Properties located in Colorado and the obligation of the voting shareholders to make certain additional capital contributions to CDMC, and (iv) the promissory note in the principal amount of $4.0 million, of which $3.1 million had been advanced as of August 31, 1996, secured by the Whitehawk Ranch Residential Development Property, or any of them.

     "Retail Properties" means Las Colinas Plaza and The Crescent Atrium.

     "SEC" means the United States Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Special Tax Counsel" means Locke Purnell Rain Harrell (A Professional Corporation), special tax counsel to the Company.

     "Spectrum Note" means the approximately $68.4 million note purchased by the Company and secured by the Spectrum Center Office Property.

     "Spectrum Partnership" means the limited partnership that holds the Spectrum Note and the ground lessor's interest, as well as an option to acquire the second mortgage on the Spectrum Center Office Property.

     "Tax Counsel" means Shaw, Pittman, Potts & Trowbridge, tax counsel to the Company.

     "Three Westlake Note" means the approximately $46.3 million note purchased by the Company and secured by the Three Westlake Park Office Property.

     "Treasury Regulations" means the regulations promulgated by the United States Department of Treasury under the Code.

     "UBTI" means unrelated business taxable income under the Code.

     "Underwriters" means the underwriters set forth in the section of this Prospectus Supplement entitled "Plan of Distribution."

     "Units" means units of ownership interest in the Operating Partnership, each of which (other than those held by CLP, Inc.) is exchangeable on a one-for-one basis for shares of Common Stock or, at the option of the Company, the cash equivalent thereof, and any of them.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                       ----------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
The Company............................  S-1
Recent Developments....................  S-1
Use of Proceeds........................  S-4
Structure of the Company...............  S-4
Federal Income Tax Considerations......  S-5
Plan of Distribution................... S-19
Experts................................ S-20
Legal Matters.......................... S-20
Additional Available Information....... S-20
Glossary............................... S-21
                 PROSPECTUS
Available Information..................    2
Incorporation of Certain Documents by
  Reference............................    2
The Company............................    4
Risk Factors...........................    4
Use of Proceeds........................    8
Ratios of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends............................    8
Description of Preferred Stock.........    8
Description of Common Stock............   13
Description of Common Stock Warrants...   15
Certain Provisions of the Articles of
  Incorporation, Bylaws and Maryland
  Law..................................   16
ERISA Considerations...................   19
Plan of Distribution...................   21
Experts................................   22
Legal Matters..........................   22

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                                450,000 SHARES

                               [CRESCENT LOGO]

                                 COMMON STOCK


                       -------------------------------
                            PROSPECTUS SUPPLEMENT
                       -------------------------------

                               OCTOBER 4, 1996

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